

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Jay Taragin
Chief Financial Officer
AltC Acquisition Corp.
640 Fifth Avenue, 12 th Floor
New York, NY 10019

> **Re: AltC Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 7, 2021**
> **File No. 333-254263**

Dear Mr. Taragin:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 64

1.   In the table, please revise to present the correct amounts for "Proceeds after estimated offering expenses," "Held in trust account," and "Not held in trust account" that coincide with your revised offering.

Dilution, page 68

2.   It appears that footnote (1) on page 69 should reference $14,000,000 instead of $17,500,000 of deferred underwriting commissions. Please revise or advise.

Jay Taragin
AltC Acquisition Corp.
May 14, 2021
Page 2

Principal Stockholders, page 119

3.   You state on page 119 and throughout that, upon the completion of this offering, your initial stockholders will beneficially own 20.0% of the then issued and outstanding shares of your common stock. We note the revised principal stockholders table indicates that your sponsor and Michael Klein will own 22% of your outstanding common shares after the offering. Please tell us the basis for this discrepancy or revise, as appropriate.

Statements of Operations, page F-4

4.   Please update the number of weighted average shares outstanding and related footnote (1) disclosure to reflect both the pending surrender of 17,250,000 Class B shares and forfeiture of an additional 1,500,000 shares in connection with your offering. Similar concerns apply with respect to footnote (1) of the Balance Sheets on page F-3 and the Statements of Changes in Stockholder's Equity on page F-5.

Exhibit 23.1, page II-5

5.   We note that the auditor's consent makes reference to the audit of your financial statements as of and through March 31, 2021 instead of March 4, 2021. Please revise.

        You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Barbra Broudy